COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

Financial Center
RK, NY 10281-1050
e: (212) 266-7200
212) 266-7235

05011583

September 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

RECEIVED
SEP 30 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of a press release issued yesterday regarding the submission by the German Federal Financial Supervisory Authority of the special audit report prepared by KPMG on alleged money laundering with respect to certain transactions involving Commerzbank in connection with the privatization of the Russian telecommunications sector during the period from 1996 to 2001. This press release is also published on Commerzbank's website. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

dlw 10/3

Press Release

For the business editor

September 28, 2005

SEC File No. 082-02523
CIK 0000852933

Commerzbank: BaFin submits special investigation report
Bank working on rapid improvement of compliance structures

The Federal Financial Supervisory Authority (BAFin) has submitted the reported compiled for it by the auditors KPMG on a special audit carried out. The matter under investigation was the business relationship of Commerzbank AG with First National Holding S.A., Luxembourg, and OAO Telecominvest, St. Petersburg, in connection with media allegations of money laundering.

The aim of the investigation was to establish whether the bank acted correctly and met its obligations under banking and money-laundering legislation. It was concerned solely with banking supervisory aspects, not with pursuing a criminal charge of money laundering against former or present members of staff.

In the audit report for the period 1996 to 2001, shortcomings are established in the bank' s compliance with the money-laundering legislation in force at that time, in particular in the group responsible for Central and Eastern Europe, which has since been dissolved, within the former relationship management department. However, the report contains no references to money laundering.

The report highlights the following main shortcomings:

- Organisational structures did not take account of the special nature of the work carried out by the group or of the market in Central and Eastern Europe;
- The group was not adequately supervised by those to whom it reported;
- Insufficient information was obtained on the business partners involved;
- The ownership structures at FNH were not revealed;

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

- There was no appropriate risk evaluation of the transactions examined.

BAFin established deficiencies, some of which it considers severe. Andreas de Maizière assumed responsibility for these and resigned from the Board of Managing Directors of the bank in mid-July 2005.

In addition, BAFin criticises the bank' s compliance practices at the time to the effect that the compliance department was not sufficiently involved in daily business, nor adequately staffed. The audit further established that the members of the board responsible for the work in question were also deceived by staff, who failed to keep them fully briefed.

Klaus-Peter Mü ller, Chairman of the Board of Managing Directors of Commerzbank, comments, ' The concluding report essentially bears out our view. I give my express assurance that in consequence of the shortcomings and weaknesses established we shall do our utmost to continue overhauling our compliance systems and structures and improve them. The measures already introduced include assigning more personnel to the sections responsible for prevention of money laundering, improving system-based monitoring of customers accepted and customer transactions, and enhancing staff awareness by means of specialised training geared more specifically towards risks. In addition, a programme has been launched to ensure that the bank' s values, based on the bank' s permanent responsibility to society, ethical principles and law are implemented, incorporated into daily practice and monitored.'

BAFin acknowledges in its letter that Commerzbank has rapidly taken initial steps to deal with the deficiencies, and consequently sees no need for any measures to be taken under banking supervisory law.